TRUST FOR CREDIT UNIONS
4400 Computer Drive
Westborough, MA 01581
July 16, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Trust for Credit Unions (“Registrant”)/Annual Report for the fiscal year ended August 31, 2008 (“Annual Report”) (1933 Act Registration No. 33-18781) (1940 Act Registration No. 811-05407)
Ladies and Gentlemen:
     Attached is a memorandum which summarizes the staff’s comments on Registrant’s Annual Report and Registrant’s responses to such comments.
     Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Annual Report. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Annual Report may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Annual Report. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours, Trust for Credit Unions
By:	/s/ Jay E. Johnson
Jay E. Johnson
Treasurer

1. Staff Comment
Include the tax cost and unrealized appreciation and depreciation of the portfolios as a footnote in the Schedule of Investments.
     Registrant Response
Although the tax cost and unrealized gains and losses were included under Note 7, Tax Information, of the Financial Statements, it was not footnoted in the respective Portfolios of Investments. Subsequent Financial Statements will include such a footnote.
2. Staff Comment
Under the Schedule of Investments for the Ultra-Short Duration Government Portfolio, please define Support collateral and Sequential collateral referenced in footnotes C and D.
     Registrant Response
Goldman Sachs Asset Management uses CMOs to help manage its interest rate and prepayment exposure. Certain securities can be used to enhance principal stability and/or income under various interest rate and prepayment scenarios.
Sequentials are CMOs which receive principal in sequential order until the currently paying tranche is completely paid off. Then, the next tranche would begin receiving principal until it is completely paid off. Sequentials are used to diversify prepayment risk as they are structured to distribute prepayments among the various classes of a CMO structure. Sequentials allow for a higher level of cash flow certainty than other non-CMO securities.
3. Staff Comment
In the Short Duration Portfolio’s Schedule of Investments, the value of the third security listed under the ‘Private’ category (Banc of America Funding Corp., Series 2007-D, Class 1A5) is substantially lower than par. Was this security fair valued by the Board? Is it in default or non-income producing? If so, this should be footnoted in the Schedule.
     Registrant Response
The referenced security is not in default and is still income producing. It was not fair valued by the Board. Therefore, no footnote was necessary.
4. Staff Comment
The Money Market Portfolio’s net and gross operating expenses are shown as 0.19% and 0.37%, respectively, in the Annual Report. In the Prospectus, the net and gross expenses are shown as 0.25% and 0.43%, respectively. Are there any changes to the fee structures or extraordinary fees that caused this?

     Registrant Response
The extraordinary item that results in the expense ratio differences between the two filings is the Money Market Portfolio’s participation in the U.S. Treasury’s Temporary Guarantee Program for Money Market Funds. This program did not begin until after fiscal year 2008 ended but prior to the filing of the Prospectus. Therefore, the Guarantee Program’s fee did not impact expenses shown in the Annual Report but was included in the Prospectus’ expense calculation.
5. Staff Comment
For the Ultra-Short Duration Government Portfolio, the Prospectus shows no waivers but the Annual Report does. Please explain.
     Registrant Response
As described in Note 3.C. to the Financial Statements, prior to March 1, 2008, Registrant’s administrator (CUFSLP) agreed to reimburse expenses that exceeded 0.05% up to 0.10% of the Ultra-Short Duration Government Portfolio’s average daily net assets. As this reimbursement structure was in effect for a portion of fiscal year 2008, the Annual Report reflects reimbursements made under this agreement. Since the reimbursement structure was no longer in effect when the Prospectus became effective on December 29, 2008, no waivers are reflected in it.
6. Staff Comment
The portfolio turnover rate of 241% in the Short Duration Portfolio is quite high. However, this is not listed in the Prospectus as a principal risk of the portfolio. Registrant should consider including this as such a risk due to the higher brokerage/transaction costs associated with portfolio turnover.
     Registrant Response
Staff comment is duly noted. Registrant will consider portfolio turnover risk disclosure when updating the Prospectus in the future.
7. Staff Comment
When-Issued Securities are discussed in Note 2.F. to the Financial Statements. Please identify any securities that fell into this category.
     Registrant Response
No When-Issued Securities were held by the Portfolios as of the end of the fiscal year nor at the time of the filing of the Annual Report on Form N-CSR.
8. Staff Comment
Include a note indicating that the Statement of Additional Information contains additional information on the Trustees and Officers.
     Registrant Response
Staff comment is duly noted. Appropriate disclosure will be included in subsequent Annual Reports.

9. Staff Comment
Footnote 1 in Item 4 of Form N-CSR indicates a large Principal Accountant Fee in 2007. Please explain.
     Registrant Response
The accountant fee referenced in Footnote 1 includes work performed by Registrant’s auditor, Ernst & Young LLP, for not only Registrant but also for other funds managed by Goldman Sachs Asset Management. This reflects auditing arrangements prior to 2008 in which Registrant was included as part of a broader Goldman Sachs Asset Management engagement. Beginning in 2008, Registrant has a separate and distinct audit engagement from other funds managed by Goldman Sachs Asset Management.